Exhibit (a)(1)(D)

Reminder email:

Dear Extreme Networks Employee:

We are sending this notice to remind you that the deadline of March 4, 2010 (9:00 p.m. Pacific Standard Time) is approaching for you to elect to participate in the option exchange program. If you wish to participate in the offer to exchange your eligible options for a lesser number of restricted stock units or a cash payment, referred to as the “Exchange Program,” as described in the offering materials filed with the Securities and Exchange Commission on Schedule TO on February 4, 2010 (the “Offering Materials”), you must log into the following website and follow the directions listed: http://extr.optionadmin.com.

You must make your online election by the deadline indicated above. We cannot accept late elections, and we therefore urge you to respond early to avoid any last minute problems.

Your participation in the Exchange Program is completely voluntary. You are not obligated to participate in the Exchange Program, and if you do not respond by the deadline referred to above, any options you hold will remain subject to their present terms. However, we request that even if you decide not to participate in the Exchange Program that you complete the electronic election form and decline to participate in the offer. This will help to facilitate our administration of the Exchange Program. Due to legal requirements, no one from Extreme Networks is authorized to provide you with advice, recommendations or additional information regarding the Exchange Program. If you have technical difficulty accessing the Exchange Program website and require assistance, please send an email to stockadmin@extremenetworks.com.

Regards,

Bob Corey